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                                                                  EXHIBIT (a)(9)

NETWORK ASSOCIATES RESUBMITS HSR FILING FOR CYBERMEDIA, INC.

SANTA CLARA, Calif., Aug. 26/PRNewswire/ -- Network Associates (Nasdaq: NETA), and CyberMedia, Inc. (Nasdaq: CYBR) announced that based on discussions with the Antitrust Division of the Department of Justice, they have today voluntarily withdrawn and then resubmitted their Notification and Report Forms filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 concerning the previously announced $9.50 per share cash tender offer by a Network Associates' subsidiary for all outstanding shares of CyberMedia, Inc. The withdrawals and resubmissions effectively extends the initial 15 day waiting period under the HSR Act to September 9, allowing additional time for the Antitrust Division to request and evaluate information concerning the proposed transaction.

With headquarters in Santa Clara, California, Network Associates, Inc. is a leading supplier of enterprise network security and management software. Network Associates' NetTools Secure and NetTools Manager offer best-of-breed, suite-based network security and management solutions. NetTools Secure and NetTools Manager suites combine to create Net Tools which centralizes these point solutions within an easy-to-use, integrated systems management environment. For more information, Network Associates can be reached at 408-988-3832 or on the Internet at http://www.nai.com.